

December 22, 2009

By U.S. Mail and Facsimile (202) 204-5620

Edwin F. Hale, Sr.
Chairman and Chief Executive Officer
First Mariner Bancorp
1501 S. Clinton Street
Baltimore, Maryland 21224

Re: **First Mariner Bancorp**
Registration Statement on Form S-1
Filed December 8, 2009
File No. 333-163560

Dear Mr. Hale:

We have limited our review of your filing to the issues addressed in our comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please confirm that you will file a pre-effective amendment that includes a prospectus that discloses the number of shares being offered, the pro forma capitalization and subscriptions, if any, contemplated by officers and directors.

Recent Operations Challenges, page 9

2.   Please confirm that you will revise any amendments to the registration statement to update your disclosure regarding the cease-and-desist orders with the FDIC, the FRB agreement, and related issues, with any material developments to the status of those orders or your responses to them.

Cover Page

3.   Disclose that there is a minimum number of shares that must be sold in order for the offering to go forward, and explain what will happen in the event the minimum is not reached, including a statement that if the minimum is not reached, funds held in escrow will be "promptly" returned. Refer to Rule 10b-9 of the Exchange Act.

4.   Revise to clarify the nature of the standby purchase agreements, in what manner the amounts of those agreements are linked to the amount of shares sold in the public offering, and the conditional nature of the purchase agreements. Do this in brief form on the cover page, and explain more fully in the Q&A section.

5.   Please update your disclosure here and elsewhere, as appropriate, regarding the status of your listing on the Nasdaq Global Market.

Questions and Answers relating to the Rights Offering, page 1

6.   Under the question, "Why are we conducting the stock offerings?", revise to disclose the need to raise capital under the FDIC orders and the FRB agreement. Provide a cross-reference to the longer discussion of these issues in the Summary. Move this question to the first page of this section, following the question "What is the offering to the standby purchasers?"

Recent Operational Challenges, page 9

7.   Under the section entitled "Cease and Desist Orders" at the bottom of page 10, it appears that the phrase "*alleged* charges" should read simply "charges." Please revise or advise.

Our Business Strategy, page 13

8.   Please revise the section entitled "Manage our Asset Quality" to provide an illustration of the pro forma effects on capital as a result of your current attempts to raise capital, including the sale of Mariner Finance and the current rights offering at the minimum and maximum levels along with the standby purchase agreements.

* * *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436 or me at (202) 551-3434 with any questions.

Sincerely,

Michael Clampitt
Senior Counsel

cc: Gary R. Bronstein, Esq.
        Edward G. Olifer, Esq.
        Joel R. Rappoport, Esq.
        Kilpatrick Stockton LLP
        607 14th Street, NW, Suite 900
        Washington DC, 20005